Pursuant to Rule
                                                              425 under the
                                                              Securities Act of
                                                              1933 and deemed
                                                              filed pursuant to
                                                              Rule 14a-12 under
                                                              the Securities
                                                              Exchange Act of
                                                              1934.

September 15, 2001

Dear Stockholder:

We are pleased to enclose a check or Dividend Reinvestment Statement for your Third Quarter 2001 cash dividend payable at the rate of $0.17 per share. The dividend is being paid on September 15, 2001 to stockholders of record as of September 1, 2001. This is the 438th consecutive cash dividend paid by NBT Bancorp or NBT Bank over the past 145 years.

Since our last communication in June, we have completed several significant projects, including the successful conversion of the six offices of the First National Bank of Northern New York to NBT Bank locations and the opening of our newly renovated Pennstar Bank office in Hamlin Corners, Pennsylvania featuring a remote drive-up facility with an ATM. We also embarked on an important new initiative with the announcement of our definitive agreement providing for the merger of CNB Financial Corp. with and into NBT Bancorp Inc.

CNB is headquartered in Canajoharie, New York and is the holding company for Central National Bank, a 29-branch bank with locations in nine Upstate New York counties, and Central Asset Management, a provider of investment advisory services. Our two companies share a community banking philosophy and deliver a similar array of products and services in market areas that are contiguous with a minimal amount of overlap. We are excited about this new opportunity to expand our presence in New York while continuing to leverage the Central National Bank brand in its traditional market area.

Completion of the merger requires regulatory and stockholder approval. We expect to have feedback from our various regulatory agencies in the coming weeks and have scheduled a special meeting for our stockholders on October 16, 2001 at 10:00 AM at the Holiday Inn Arena in Binghamton, New York. CNB will also conduct a special stockholders meeting on the afternoon of October 16.

A joint proxy statement/prospectus will be arriving shortly if you have not already received it. You are encouraged to read this document carefully prior to casting your ballot. The NBT Bancorp Board of Directors supports this merger opportunity and unanimously recommends that the stockholders vote to adopt the merger agreement and approve the merger. To make voting in advance of the meeting more convenient, we will offer telephone and Internet voting options in addition to mailing of a proxy ballot. Instructions for each voting option will appear on the ballot form.

On behalf of the NBT Bancorp Board of Directors and Executive Management Team, I would like to thank you for your confidence in the past and request your continued support as we move forward with our efforts to grow the Company and your investment.

Sincerely,



Daryl R. Forsythe
Chairman, President and Chief Executive Officer

Forward-Looking Statements: This letter contains forward-looking statements. These forward-looking statements involve risks and uncertainties and are based on the beliefs and assumptions of the management of NBT Bancorp and its subsidiaries and on the information available to management at the time that these statements were made. There are a number of factors, many of which are beyond NBT's control, that could cause actual conditions, events or results to differ significantly from those described in the forward-looking statements. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, among others, the following possibilities: (1) competitive pressures among depository and other financial institutions may increase significantly; (2) revenues may be lower than expected; (3) changes in the interest rate environment may reduce interest margins; (4) general economic conditions, either nationally or regionally, may be less favorable than expected, resulting in, among other things, a deterioration in credit quality and/or a reduced demand for credit; (5) legislative or regulatory changes, including changes in accounting standards, may adversely affect the businesses in which NBT is engaged; (6) costs or difficulties related to the integration of the businesses of NBT and its merger partners may be greater than expected; (7) expected cost savings associated with recent and pending mergers and acquisitions may not be fully realized or realized within the expected time frames; (8) deposit attrition, customer loss, or revenue loss following recent and pending mergers and acquisitions may be greater than expected; (9) competitors may have greater financial resources and develop products that enable such competitors to compete more successfully than NBT; and (10) adverse changes may occur in the securities markets or with respect to inflation. Forward-looking statements speak only as of the date they are made. Except as required by law, NBT Bancorp does not undertake to update forward-looking statements to reflect subsequent circumstances or events.

This letter to stockholders may be deemed to be solicitation material in respect of the proposed merger of CNB Financial Corp. ("CNB") with NBT Bancorp Inc. ("NBT") pursuant to an Agreement and Plan of Merger, dated as of June 19, 2001, by and between NBT and CNB (the "Agreement"). Filing of this letter to stockholders is being made in connection with Regulation of Takeovers and Security Holder Communications (Release No. 33-7760, 34-42055) promulgated by the Securities and Exchange Commission ("SEC").

NBT and its directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the Agreement. These directors and executive officers include the following: Daryl
R. Forsythe, Michael J. Chewens, Martin A. Dietrich, David E. Raven, J. Peter Chaplin, Richard Chojnowski, Gene E. Goldenziel, Peter B. Gregory, William C. Gumble, Bruce D. Howe, Andrew S. Kowalczyk, Jr., John C. Mitchell, Joseph G. Nasser, William L. Owens and Paul O. Stillman. As of June 30, 2001, these directors and executive officers beneficially owned in the aggregate 1,504,615 shares, or approximately 6.05%, of NBT's outstanding common stock. Additional information about the directors and executive officers of NBT is included in NBT's proxy statement for its 2001 Annual Meeting of Stockholders dated March 26, 2001.

In connection with the proposed merger, NBT has filed with the SEC a registration statement on SEC Form S-4 and a pre-effective amendment to its Form S-4 registration statement. The registration statement and amendment contain a joint proxy statement/prospectus, which describes the proposed merger of NBT and CNB and the proposed terms and conditions of the merger. NBT has also filed with the SEC its definitive joint proxy statement/prospectus and has mailed this document to the NBT stockholders. Stockholders of NBT are encouraged to read the registration statement and amendment on file with the SEC and the definitive joint proxy statement/prospectus, because these documents contain important information about the merger. The registration statement, amendment and joint proxy statement/prospectus are available for free, both on the SEC's web site (www.sec.gov) and by contacting NBT Bancorp Inc., 52 South Broad Street, Norwich, New York 13815, Attention: Michael J. Chewens, telephone (607) 337-6541. You may also contact Mr. Chewens by e-mail at his e-mail address: mchewens@nbtbci.com


                                NBT Bancorp Inc.
                          SELECTED FINANCIAL HIGHLIGHTS
                                   (unaudited)
                                                                                             Net            Percent
                                                         2001                2000           Change           Change
                                                         ----                ----           ------           ------
                                                  (dollars in thousands, except share and per share data)
Six Months Ended June 30,
Net Income                                         $    12,343         $     9,349       $    2,994          32.0%
Diluted Earnings Per Share                         $      0.51         $      0.40       $     0.11          27.5%
Recurring Net Income*                              $    12,454         $    12,450       $        4           0.0%
Recurring Diluted Earnings Per Share**             $      0.52         $      0.53       $   (0.01)          (1.9)%
Weighted Average Diluted
  Common Shares Outstanding                         24,070,983          23,464,822          606,161           2.6%
Return on Average Assets (ROAA)                           0.96%               0.77%            0.19%         24.7%
ROAA based on Recurring Net Income                        0.97%               1.03%           (0.06)%        (5.8)%
Return on Average Equity (ROAE)                          11.45%               9.67%            1.78%         18.4%
ROAE based on Recurring Net Income                       11.55%              12.88%           (1.33)%       (10.3)%
Net Interest Margin                                       4.27%               4.20%            0.07%          1.7%
Efficiency Ratio***                                      57.75%              57.31%            0.44%          0.8%

Balance Sheet as of June 30,
Loans                                              $ 1,817,015         $ 1,622,025       $  194,990          12.0%
Earning Assets                                     $ 2,521,930         $ 2,390,111       $  131,819           5.5%
Total Assets                                       $ 2,703,523         $ 2,521,396       $  182,127           7.2%
Deposits                                           $ 2,076,965         $ 1,894,214       $  182,751           9.6%
Stockholders' Equity                               $   229,334         $   200,583       $   28,751          14.3%

* Recurring net income comprises net income excluding the after-tax effect of costs related to merger, acquisition and reorganizations costs, net securities gains, gain on sale of a branch building, and certain deposit overdraft write-offs considered to be nonrecurring.
** Recurring diluted earnings per share represents recurring net income divided by the weighted average diluted common shares outstanding.
*** The efficiency ratio is computed as total non-interest expense (excluding merger, acquisition and reorganization costs, OREO gains and losses as well as certain deposit overdraft write-offs considered to be nonrecurring) divided by fully taxable equivalent net interest income plus non-interest income (excluding net securities gains and a gain on the sale of a branch building).